OMB APPROVAL
                                                           OMB Number: 3235-0145
                                                        Expires: August 31, 1999
                                                        Estimated average burden
                                                         hours per form....14.90


================================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                        XM Satellite Radio Holdings Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   983759 10 1
                                 (CUSIP Number)

            Randy S. Segal, Senior Vice President and General Counsel
            ---------------------------------------------------------
        Motient Corporation, 10802 Parkridge Boulevard, Reston, VA 20191
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 9, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  983759 10 1                              13D Amendment No. 4 - Page 2
--------------------------------------------------------------------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Motient Corporation
           93-0976127
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

                           7            SOLE VOTING POWER:       14,757,262
        NUMBER OF
          SHARES        --------------------------------------------------------
       BENEFICIALLY
         OWNED BY          8            SHARED VOTING POWER:              0
           EACH
        REPORTING       --------------------------------------------------------
          PERSON
           WITH            9            SOLE DISPOSITIVE POWER:  14,757,262

                        --------------------------------------------------------

                          10            SHARED DISPOSITIVE POWER:         0
                        --------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,757,262
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.1%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             AMENDED SCHEDULE 13D(1)


Item 5.           Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety as follows:



         Based on information provided to Motient by the Issuer and based on information contained in filings and reports made with the SEC available as of the date hereof (collectively, the "Available Data"), there were 36,726,237 shares of Class A stock outstanding on February 9, 2001.


         As of February 9, 2001, Motient beneficially owned 852,243 shares of Class A Stock, which represents approximately 2.3% of the Class A Stock outstanding. Subject to the restrictions and agreements described in Item 4 above, Motient has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares.


         Motient also beneficially owns 13,905,019 shares of Class B Stock. The Issuer's Class B Stock is convertible into Class A Stock on a one-for-one basis. Class B Stock is entitled to three votes for each share, and Class A Stock is entitled to one vote per share. Because the Class B Stock is currently convertible into Class A Stock, under Rule 13d-3 under the Exchange Act, Motient is deemed to beneficially own the shares of Class A Stock that can be acquired upon conversion of the Class B Stock. Subject to the restrictions and agreements described in Item 4 above, Motient has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares.


         As of the date of this Statement, Motient is deemed to beneficially own an aggregate of 14,757,262 shares of Class A Stock, which represents approximately 29.1% of the Issuer's Class A Stock outstanding after assuming the issuance of the 13,905,019 shares of Class A Stock upon conversion of the Class B Stock owned by Motient.



         As described above in Item 4, all of the shares of Class B Stock and Class A Stock owned by Motient are pledged to Motient's bank lenders and guarantors, to secure Motient's obligations under its term and revolving credit facilities.

         To the best knowledge of Motient, only the following executive officers and directors of Motient beneficially own shares of Class A Stock of the Issuer:



         Dennis W. Matheson                      700 shares
         Billy J. Parrott                      6,000 shares
         Gary M. Parsons                     195,651 shares
         Walter V. Purnell, Jr.               20,000 shares
         Andrew A. Quartner                   11,000 shares
         Randy S. Segal                       36,757 shares
         Jack A. Shaw                         26,757 shares
         W. Bartlett Snell                       665 shares


         In each case, the number of shares of Class A Stock owned by the persons listed above constitutes less than 1% of the outstanding Class A Stock of the Issuer. Of the shares set forth above, all such shares are beneficially owned directly or indirectly by the persons named, except that all of the shares indicated for each of Ms. Segal and Mr. Shaw, 160,542 of the shares indicated for Mr. Parsons, and 10,000 of the shares indicated for Mr. Purnell, represent shares of Class A Stock which such persons have the right to acquire pursuant to options which are exercisable currently, and 45 of the shares of Class A Stock indicated for Mr. Snell are held in trust for the benefit of Mr. Snell's child and for which Mr. Snell disclaims beneficial ownership. In addition, the shares indicated for Mr. Parsons do not include 5,393 shares held in trust for which Mr. Parson's wife is trustee and for which Mr. Parsons disclaims beneficial ownership. Except as set forth above, to the best knowledge of Motient, no executive officer or director of Motient beneficially owns any shares of Class A Stock of the Issuer or has the right to acquire such shares. Motient expressly disclaims beneficial ownership of the shares of Class A Stock shown as owned by the persons identified in the above table.


         Motient  may be deemed to be a part of a group  (within  the meaning of
Section 13(d) of the Exchange Act) that is composed of the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Motient Corporation ("Motient"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); (6) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (7) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (8) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P.
("Columbia Capital Equity")and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite and together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (9) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (10) American Honda Motor Co., Inc. ("Honda"). Motient expressly disclaims beneficial ownership of the shares of Class A Stock of the Issuer held by the other members of the group, and the filing of this Statement by Motient shall not be construed as an admission by Motient that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by the other members of the group.

         Based solely upon the Available Data, Motient believes that, as of February 9, 2001, the members of the group beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on February 9, 2001 set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Stock on a one-for-one basis. The Issuer's Series C Preferred Stock is convertible into shares of Class A Stock at the current conversion price of $26.50.


Name of Beneficial Owner          Number of Shares                Percentage

Motient                               14,757,262                      29.1%
General Motors                        11,861,221                      24.6%
Clear Channel                          8,329,877                      22.7%
DIRECTV                                6,307,969                      14.7%
Madison Dearborn                       4,663,418                      12.1%
Columbia                               3,531,343                       9.4%
Telcom                                 2,661,211                       7.2%
AEA                                    2,264,151                       5.8%
Baron                                  2,253,314                       5.9%
Honda                                  1,886,792                       4.9%

         A trust for the benefit of the minor children of Gary M. Parsons, Chairman of the Board of Directors of Motient and the Issuer, owns a minority membership interest in Columbia and a minority participatory interest in each of M-D Capital Partners and M-D Special Equity. Mr. Parsons disclaims beneficial ownership of these interests.

         Except for the transactions reported in this Statement, Motient has not engaged in any other transactions in the Issuer's Class A Stock within the past 60 days.

         Motient has reported the following transactions: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"), (3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Stock and as a result, Motient owned 125 shares of Class B Stock of the Issuer, which constituted 100% of the outstanding Class B Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund, (8) effective January 12, 2001, Motient effected the conversion of 2,652,243 shares of Class B Stock owned by it into an equal number of shares of Class A Stock, (9) on January 16, 2001, Motient entered into an agreement to sell 1,000,000 shares of Class A Stock to Bear, Stearns & Co., Inc., at a price of $17.04 per share, and (10) on February 9, 2001, Motient entered into an agreement to sell 1,000,000 shares of Class A Stock to Bear, Stearns & Co., Inc., at a price of $16.50 per share.


         Motient is not aware of any other transactions in shares of Class A Stock of the Issuer that were effected within the past 60 days by any of General Motors, DIRECTV, Clear Channel, Columbia, Telcom, Madison Dearborn, AEA, Honda or Baron.

         Motient does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by Motient.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            MOTIENT CORPORATION



                                            By: /s/ Randy S. Segal
                                                -------------------------------
                                                Name: Randy S. Segal
                                                Title:  Senior Vice President
                                                        and General Counsel

Date:    February 16, 2001




--------
(1) Amending the Amended and Restated Schedule 13D dated January 16, 2001.